SPECIAL MEETING OF SHAREHOLDERS

Pax World Global Environmental Markets Fund


Item 77C: Submission of matters to a vote of security holders

A Special Meeting of Shareholders, the Meeting, of the Pax World Global Environmental Markets Fund was held at 10:00 a.m. EST on March 27, 2015 at 30 Penhallow Street, Portsmouth, NH 03801. At the Meeting shareholders were asked to consider the following proposal:

1. To approve a new investment sub-advisory agreement between Pax World Management LLC, the investment adviser to the Fund, and Impax Asset Management Ltd., the investment sub-adviser to the Fund.
The new agreement has the same sub-advisory fee as, and otherwise does not materially differ from, the prior sub-advisory agreement with respect to the Fund.

The number of votes cast for or against, as well as the number of abstentions is as follows:

FOR     7,884,758
AGAINST 74,217
ABSTAIN 427,690
PASSED  YES